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                                                                    Exhibit 12.1

                      STATEMENT RE: COMPUTATION OF RATIOS

The following illustrates the computation of the ratio of earnings to fixed charges for the years ended December 31,

                                                    1996       1997        1998      1999        2000
                                                    ----       ----        ----      ----        ----
Fixed Charges
     Interest Expense                            $    91     $   981    $  9,450    $ 9,353     $ 9,452
     Amortization of deferred financing costs                     48       3,645        436         441
     Interest Component of operating leases          608       1,080       1,721      2,143       2,061
                                                --------    --------   ---------   --------    --------
     II.  Total Fixed Charges                    $   699     $ 2,109    $ 14,816    $11,932     $11,954
                                                ========    ========   =========   ========    ========

Earnings
    Income before income taxes                   $ 8,432     $(5,502)   $(10,114)   $ 2,369     $(6,585)
    Fixed charges                                    699       2,109      14,816     11,932      11,954
                                                --------    --------   ---------   --------    --------
    I.    Total Earnings                         $ 9,131     $(3,393)   $  4,702    $14,301      $5,369
                                                ========    ========   =========   ========    ========

Ratings to Fixed Charges
    (I divided by II)                               13.1       (a)        (b)           1.2       (c)
                                                ========    ========   =========   ========    ========

The ratio of earnings to fixed charges has been calculated by dividing income before income taxes and fixed charges by fixed charges. Fixed charges for this purpose include cash interest expense, amortization of deferred financing costs and one third of operating lease payments (the portion deemed to be representative of the interest factor).

     (a) Earnings were inadequate to cover fixed charges by $5,502,000. This shortfall was attributable to the expenses incurred in connection with the Recapitalization, including compensation charges of $17,924,000 for bonuses and phantom stock payments and transaction fees and expenses of $1,967,000.00

     (b) Earnings were inadequate to cover fixed charges by $10,114,000. This shortfall was attributable to a full year of interest expense on debt incurred with the Recapitalization, amortization and write-off of deferred financing costs of $3,645,000 and a one-time reserve for the termination of Interactive Voice Response leases of $850,000.

     (c) Earnings were inadequate to cover fixed charges by $6,585,000. This shortfall was attributable to operating losses in the SourceOne subsidiary and a $3,589,000 charge for asset impairment and other related to the closure of SourceOne and a reduction in workforce.